

Mail Stop 4631

January 5, 2016

Via E-Mail
Maurice D. Jones
Senior Vice President, General Counsel and Secretary
Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

> **Re: Manitowoc Foodservice, Inc.**
> **Amendment No. 3 to Form 10-12B**
> **Filed December 21, 2015**
> **File No. 001-37548**

Dear Mr. Jones:

We have reviewed your filing and have the following comments.

<u>Risk Factors, page 14</u>

1. We note that Section 7.6 of your bylaws includes an exclusive forum provision naming the Court of Chancery for the State of Delaware as the exclusive forum for the actions described in the Section. Under a separate risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        Mark T. Plichta, Esq.